NATURAL DESTINY INC.

Room 902, Unit 1, Pearl Business Building

Jiande City, Zhejiang Province, P.R.C. 311600

October 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

RE:	Natural Destiny Inc.

Registration Statement on Form S-1/A filed October 14, 2016

File No. 333-211380

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Natural Destiny Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Thursday, October 20, 2016, or as soon as practicable thereafter.

Please note that the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jianrong Xia

Name: Jianrong Xia

Title: Chief Executive Officer and Chairman of the Board